FOR IMMEDIATE RELEASE	March 16, 2015

Micromem update: Patent filings.

Toronto, New York, March 16, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce current status of the patent filings on four of the projects Micromem has undertaken. As new intellectual property continues to be developed, Micromem will file additional patents.

The provisional patent application for the Powerline Real Time Condition Monitoring was filed September 6, 2012 under patent number 61/697583. Subsequently the International application was filed September 6, 2013 under PCT number PCT/US2013/058552. That series of patents has now been enhanced to cover the United States, Canada and Europe. These filings provide Micromem protection as testing of the product begins this summer.

Amendments have been filed to our provisional patent for MEMS implementation of Laser Induced Breakdown spectroscopy for detection of wear materials in lubricant. This filing will provide protection as work begins on assessing manufacturing partners for this project.

The first US provisional patent has been filed for Cement Integrity Sensors and methods of manufacture and use thereof.

The company is still awaiting further notices of allowance on its series of patents titled Multi Modal Fluid Condition Sensor Platform and manufacture thereof. There is expectation that these will be granted.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
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SEC File No: 0-26005
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